Exhibit 12.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Year Ended December 31,
(Dollars in thousands)	2008	2007	2006	2005	2004	2003

Earnings (1):
Income before income tax expense	$160,429	$372,518	$357,108	$380,410	$384,476	$327,783
Fixed charges	289,455	430,134	360,708	225,524	140,545	169,177
Other adjustments (2)	(437)	(862)	(1,054)	(1,072)	(1,123)	(958)
Total earnings (a)	$449,447	$801,790	$716,762	$604,862	$523,898	$496,002

Fixed charges (1):
Interest on deposits	$119,412	$230,625	$195,324	$97,406	$42,581	$56,795
Interest on borrowings	160,625	187,221	153,284	116,926	88,337	103,579
Interest portion of rental expense (3)	8,888	11,323	10,959	10,059	8,468	7,828
Other adjustments (4)	530	965	1,141	1,133	1,159	975
Total fixed charges (b)	$289,455	$430,134	$360,708	$225,524	$140,545	$169,177

Ratio of earnings to fixed charges (a/b)	1.55x	1.86x	1.99x	2.68x	3.73x	2.93x

Earnings, excluding interest on deposits:
Total earnings	$449,447	$801,790	$716,762	$604,862	$523,898	$496,002
Less interest on deposits	119,412	230,625	195,324	97,406	42,581	56,795
Total earnings excluding interest on deposits (c)	$330,035	$571,165	$521,438	$507,456	$481,317	$439,207

Fixed charges, excluding interest on deposits:
Total fixed charges	$289,455	$430,134	$360,708	$225,524	$140,545	$169,177
Less interest on deposits	119,412	230,625	195,324	97,406	42,581	56,795
Total fixed charges, excluding interest on deposits (d)	$170,043	$199,509	$165,384	$128,118	$97,964	$112,382

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (5)	1.94x	2.86x	3.15x	3.96x	4.91x	3.91x

(1)	As defined in Item 503 (d) of Regulation S-K
(2)	For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.
(3)	The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.
(4)	For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.
(5)

The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.